QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

HARDINGE INC.
(Name of the Issuer)

Hardinge Inc.
Hardinge Merger Sub, Inc.
Hardinge Holdings, LLC
Privet Capital Investments II, LP
Privet Fund LP
Privet Fund Management LLC
Mr. Ryan Levenson

(Names of Persons Filing Statement)
 Common Stock, par value $0.01 per share
(Title of Class of Securities)
 412324303
(CUSIP Number of Class of Securities)

Hardinge Inc. One Hardinge Drive Elmira, NY 14903 Phone: (607) 734-2281 Attn: Charles P. Dougherty	Privet Fund LP 79 West Paces Ferry Road Suite 200B Atlanta, GA 30305 Phone: (404) 419-2670 Attn: Ryan Levenson

           (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to
Wachtell, Lipton, Rosen & Katz 52 West 52nd Street New York, NY 10019 (212) 403-1000 Attn: Trevor S. Norwitz	Bryan Cave LLP One Atlantic Center, 14th floor 1201 W. Peachtree St., N.W. Atlanta, GA 30309-3471 (404) 572-6787 Attn: Rick Miller

           This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.

           Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

           Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Aggregate merger consideration*	Amount of filing fee**

$243,846,420.50	$30,358.88

*
Calculated solely for the purpose of determining the filing fee. The aggregate merger consideration was calculated as the sum of (a) 12,966,148 shares of common stock (including shares of restricted stock) multiplied by the merger consideration of $18.50 per share, (b) 116,545 shares of common stock issuable upon settlement of restricted stock units, performance stock units and director stock units (assuming the target achievement of the performance goals applicable to such awards) multiplied by the merger consideration of $18.50 per share and (c) 310,000 outstanding stock options (assuming the target achievement of the performance goals applicable to such awards) multiplied by the per share merger consideration of $18.50 per share less the $12.64 weighted average exercise price of the outstanding stock options.

**
In accordance with Exchange Act Rule 0-11(c)(1), the filing fee was calculated by multiplying 0.0001245 by the aggregate merger consideration.
☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$30,358.88	Filing Party:	Hardinge Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	March 5, 2018

Introduction

        This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 ("Transaction Statement") is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by (i) Hardinge Inc. ("Hardinge"); (ii) Hardinge Merger Sub Inc. ("Acquisition Sub"); (iii) Hardinge Holdings, LLC "Parent" and together with Acquisition Sub, Privet Capital Investments II, LP, and the Sponsor Entities (as defined below), the "Parent Group"); (iv) Privet Fund LP; (v) Privet Fund Management LLC (together with Privet Fund LP, the "Sponsor Entities"); and (vi) Mr. Ryan Levenson; (each of (i) through (vi) a "Filing Person").

        This Transaction Statement relates to the Agreement and Plan of Merger, dated as of February 12, 2018, as amended by Amendment No. 1 on May 16, 2018 (the "Merger Agreement") by and among Hardinge, Parent and Acquisition Sub. If the Merger Agreement is adopted by Hardinge's shareholders and the other conditions under the Merger Agreement are either satisfied or waived, Acquisition Sub will be merged with and into Hardinge, the separate corporate existence of Acquisition Sub will cease and Hardinge will continue its corporate existence under New York law as the surviving corporation in the merger (the "Merger"). Upon completion of the Merger, each share of Hardinge's common stock, par value $0.01 per share (each, a "Share" and collectively, "Shares") (other than Shares owned by Privet Fund LP) will be converted into the right to receive $18.50 per Share in cash, without interest and less any applicable withholding taxes. Following the completion of the Merger, the Shares will no longer be publicly traded, and holders of such Shares that have been converted will cease to have any ownership interest in Hardinge.

        Hardinge has filed with the SEC a definitive proxy statement (the "Proxy Statement") under Regulation 14A of the Exchange Act, pursuant to which Hardinge's board of directors is soliciting proxies from shareholders of Hardinge in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

        Following the filing of the Proxy Statement, Hardinge filed a Current Report on Form 8-K relating to entry into Amendment No. 1 to the Merger Agreement, which was also filed as additional soliciting material with the SEC (the "Amendment No. 1 8-K"). This Amendment No. 3 to the Transaction Statement is being filed to incorporate by reference the Amendment No. 1 8-K, which is attached as Exhibit (a)(6) hereto. A copy of the Amendment No. 1 is attached as Exhibit 2.1 to the Amendment No. 1 8-K and incorporated herein by reference.

        Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

        While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that Hardinge is "controlled" by any of the Filing Persons and/or their respective affiliates.

        All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1.    Summary Term Sheet

Regulation M-A Item 1001

        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    "Questions and Answers About the Special Meeting and the Merger"

Item 2.    Subject Company Information

Regulation M-A Item 1002

        (a)    Name and address.    Hardinge's name, and the address and telephone number of its principal executive offices are:

    Hardinge Inc.
    One Hardinge Drive
    Elmira, NY 14903
    Phone: (607) 734-2281

        (b)    Securities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    "Questions and Answers About the Special Meeting and the Merger"

    "The Special Meeting—Record Date and Quorum"

        (c)    Trading market and price.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

          "Other Important Information Regarding the Company—Market Price of Common Stock and Dividends"

        (d)    Dividends.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

          "Other Important Information Regarding the Company—Market Price of Common Stock and Dividends"

        (e)    Prior public offerings.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    "Other Important Information Regarding the Company—Prior Public Offerings"

        (f)    Prior stock purchases.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Other Important Information Regarding the Company—Certain Transactions in the Shares"

Item 3.    Identity and Background of Filing Person

Regulation M-A Item 1003

        (a) - (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    "Parties to the Merger"

          "Other Important Information Regarding the Company—Directors and Executive Officers of the Company"

          "Other Important Information Regarding the Parent Group and Privet—Identity and Background of Parent, Acquisition Sub, the Sponsor Entities and Their Controlling Affiliates"

Item 4.    Terms of the Transaction

Regulation M-A Item 1004

        (a)    Material terms.

          (1)   Not Applicable

          (2)(i)  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "Summary Term Sheet"

      "Questions and Answers About the Special Meeting and the Merger"

      "Special Factors—Background of the Merger"

      "Special Factors—Effective Time of the Merger"

      "Special Factors—Payment of Merger Consideration"

      "The Merger Agreement—Conditions to the Completion of the Merger"

          (2)(ii)  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "Summary Term Sheet"

      "Questions and Answers About the Special Meeting and the Merger"

      "The Merger Agreement—The Merger; Merger Consideration"

          (2)(iii)  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            "Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger"

      "Special Factors—Purpose and Reasons of the Company for the Merger"

      "Special Factors—Purpose and Reasons of the Privet Filing Parties for the Merger"

          (2)(iv)  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "Questions and Answers About the Special Meeting and the Merger"

      "The Special Meeting—Vote Required"

          (2)(v)  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

      "Special Factors—Certain Effects of the Merger"

          (2)(vi)  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

      "Special Factors—Accounting Treatment"

          (2)(vii)  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

      "Special Factors—Material U.S. Federal Income Tax Consequences of the Merger"

        (c)    Different terms.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Summary Term Sheet"

    "Questions and Answers About the Special Meeting and the Merger"

    "Special Factors—Certain Effects of the Merger"

          "Special Factors—Interests of Executive Officers and Directors of the Company in the Merger"

    "The Merger Agreement—The Merger; Merger Consideration"

        The information set forth in Item 1.01 of the Amendment No. 1 8-K is incorporated herein by reference.

        (d)    Appraisal rights.    Not applicable.

        (e)    Provisions for unaffiliated security holders.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    "Special Factors—Provisions for Unaffiliated Shareholders"

        (f)    Eligibility for listing or trading.    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

        (a)(1) - (2)    Transactions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    "Special Factors—Background of the Merger"

    "The Merger Agreement—The Merger; Merger Consideration"

    "The Merger Agreement—Guaranty"

    "Support Agreement"

    "The Debt Commitment Letter"

          "Other Important Information Regarding the Company—Certain Transactions in the Shares"

          "Other Important Information Regarding the Parent Group and Privet—Significant Past Transactions and Contracts"

        (b) - (c)    Significant corporate events; Negotiations or contacts.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    "Special Factors—Background of the Merger"

    "Special Factors—Recommendation of the Board; Fairness of the Merger"

    "Support Agreement"

    "The Merger Agreement"

          "Other Important Information Regarding the Company—Significant Past Transactions and Contracts"

        (e)    Agreements involving the subject company's securities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    "Questions and Answers About the Special Meeting and the Merger"

    "Special Factors—Background of the Merger"

    "The Merger Agreement"

    "Support Agreement"

    "The Special Meeting—Vote Required"

    "Other Important Information Regarding the Company—Certain Transactions in the Shares"

          "Other Important Information Regarding the Parent Group and Privet—Significant Past Transactions and Contracts"

Item 6.    Purposes of the Transaction, and Plans or Proposals.

Regulation M-A Item 1006

        (a)    Purposes.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Special Factors—Purpose and Reasons of the Company for the Merger"

    "Special Factors—Purpose and Reasons of the Privet Filing Parties for the Merger"

        (b)    Use of securities acquired.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    "Special Factors—Plans for the Company After the Merger"

    "Special Factors—Certain Effects of the Merger"

    "Special Factors—Payment of Merger Consideration and Surrender of Stock Certificates"

          "Other Important Information Regarding the Company—Market Price of Common Stock and Dividends"

    "Delisting and Deregistration of Common Stock"

          "Other Important Information Regarding the Parent Group—Significant Past Transactions and Contracts"

        The information set forth in Item 1.01 of the Amendment No. 1 8-K is incorporated herein by reference.

        (c)(1) - (8)    Plans.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    "Questions and Answers About the Special Meeting and the Merger"

    "Special Factors—Purpose and Reasons of the Privet Filing Parties for the Merger"

    "Special Factors—Plans for the Company After the Merger"

    "Special Factors—Certain Effects of the Merger"

    "Special Factors—Financing of the Merger"

    "The Merger Agreement—The Merger; Merger Consideration"

          "Other Important Information Regarding the Company—Market Price of Common Stock and Dividends"

          "Other Important Information Regarding the Company—Directors and Executive Officers of the Company"

    "Delisting and Deregistration of Common Stock"

    Annex A—Agreement and Plan of Merger

Item 7.    Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

        (a)    Purposes.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    "Questions and Answers About the Special Meeting and the Merger"

    "Special Factors—Background of the Merger"

    "Special Factors—Recommendation of the Board; Fairness of the Merger"

    "Special Factors—Purpose and Reasons of the Company for the Merger"

    "Special Factors—Purpose and Reasons of the Privet Filing Parties for the Merger"

    "Special Factors—Plans for the Company After the Merger"

    "Special Factors—Certain Effects of the Merger"

        (b)    Alternatives.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Special Factors—Background of the Merger"

    "Special Factors—Recommendation of the Board; Fairness of the Merger"

    "Special Factors—Position of the Privet Filing Parties as to the Fairness of the Merger"

    "Special Factors—Purpose and Reasons of the Privet Filing Parties for the Merger"

        (c)    Reasons.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Special Factors—Background of the Merger"

    "Special Factors—Recommendation of the Board; Fairness of the Merger"

    "Special Factors—Purpose and Reasons of the Company for the Merger"

    "Special Factors—Purpose and Reasons of the Privet Filing Parties for the Merger"

    "Special Factors—Certain Effects of the Merger"

        (d)    Effects.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    "Questions and Answers About the Special Meeting and the Merger"

    "Special Factors—Background of the Merger"

    "Special Factors—Recommendation of the Board; Fairness of the Merger"

    "Special Factors—Purpose and Reasons of the Company for the Merger"

    "Special Factors—Purpose and Reasons of the Privet Filing Parties for the Merger"

    "Special Factors—Plans for the Company After the Merger"

    "Special Factors—Certain Effects of the Merger"

          "Special Factors—Interests of Executive Officers and Directors of the Company in the Merger"

    "Special Factors—Material U.S. Federal Income Tax Consequences of the Merger"

    "Special Factors—Financing of the Merger"

    "Special Factors—Fees and Expenses"

    "The Merger Agreement—The Merger; Merger Consideration"

    "Special Factors—Payment of Merger Consideration and Surrender of Stock Certificates"

          "Other Important Information Regarding the Company—Market Price of Common Stock and Dividends"

    "Delisting and Deregistration of Common Stock"

    Annex A—Agreement and Plan of Merger

        The information set forth in Item 1.01 of the Amendment No. 1 8-K is incorporated herein by reference.

Item 8.    Fairness of the Transaction

Regulation M-A Item 1014

        (a) - (b)    Fairness; Factors considered in determining fairness.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    "Questions and Answers About the Special Meeting and the Merger"

    "Special Factors—Background of the Merger"

    "Special Factors—Recommendation of the Board; Fairness of the Merger"

    "Special Factors—Position of the Privet Filing Parties as to the Fairness of the Merger"

    "Special Factors—Opinion of BMO Capital Markets Corp."

    "Special Factors—Purpose and Reasons of the Company for the Merger"

    "Special Factors—Purpose and Reasons of the Privet Filing Parties for the Merger"

    Annex C—Opinion of BMO Capital Markets Corp.

        (c)    Approval of security holders.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    "Questions and Answers About the Special Meeting and the Merger"

    "The Merger Agreement—Conditions to the Completion of the Merger"

    "The Special Meeting—Vote Required"

        (d)    Unaffiliated representative.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Special Factors—Recommendation of the Board; Fairness of the Merger"

    "Special Factors—Position of the Privet Filing Parties as to the Fairness of the Merger"

    "Special Factors—Provisions for Unaffiliated Shareholders"

        (e)    Approval of directors.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    "Questions and Answers About the Special Meeting and the Merger"

    "Special Factors—Background of the Merger"

    "Special Factors—Recommendation of the Board; Fairness of the Merger"

    "Special Factors—Position of the Privet Filing Parties as to the Fairness of the Merger"

        (f)    Other offers.    Not applicable.

Item 9.    Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

        (a) - (c)    Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    "Questions and Answers About the Special Meeting and the Merger"

    "Special Factors—Background of the Merger"

    "Special Factors—Recommendation of the Board; Fairness of the Merger"

    "Special Factors—Opinion of BMO Capital Markets Corp."

    "Where You Can Find More Information"

    Annex C—Opinion of BMO Capital Markets Corp.

        The Preliminary Discussion Materials of BMO Capital Markets Corp. to the Strategic Alternatives Committee of the Board of Directors of the Company, dated November 1, 2017, are incorporated herein by reference.

        The Preliminary Discussion Materials of BMO Capital Markets Corp. to the Strategic Alternatives Committee of the Board of Directors of the Company, dated January 25, 2018, are incorporated herein by reference.

        The Preliminary Discussion Materials of BMO Capital Markets Corp. to the Strategic Alternatives Committee of the Board of Directors of the Company, dated February 5, 2018, are incorporated herein by reference.

        The Presentation of BMO Capital Markets Corp. to the Strategic Alternatives Committee of the Board of Directors of the Company, dated February 11, 2018, are incorporated herein by reference.

        The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Hardinge during its regular business hours by any interested equity security holder of Hardinge or representative who has been so designated in writing.

Item 10.    Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

        (a) - (b), (d)    Source of funds; Conditions; Borrowed funds.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    "Summary Term Sheet"

    "Special Factors—Financing of the Merger"

    "The Merger Agreement—Financing"

    "The Merger Agreement—Guarantee"

        (c)    Expenses.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    "Special Factors—Fees and Expenses"

    "The Merger Agreement—Termination"

Item 11.    Interest in Securities of the Subject Company

Regulation M-A Item 1008

        (a)    Securities ownership.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

          "Other Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management"

        (b)    Securities transactions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Other Important Information Regarding the Company—Certain Transactions in the Shares"

Item 12.    The Solicitation or Recommendation

Regulation M-A Item 1012

        (d)    Intent to tender or vote in a going-private transaction.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    "Questions and Answers About the Special Meeting and the Merger"

    "Special Factors—Position of the Privet Filing Parties as to the Fairness of the Merger"

    "Special Factors—Purpose and Reasons of the Privet Filing Parties for the Merger"

    "Special Factors—Intent to Vote in Favor of the Merger"

    "Support Agreement"

    "The Special Meeting—Vote Required"

    Annex B—Support Agreement

        (e)    Recommendation of others.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    "Questions and Answers About the Special Meeting and the Merger"

    "Special Factors—Background of the Merger"

    "Special Factors—Recommendation of the Board; Fairness of the Merger"

    "Special Factors—Position of the Privet Filing Parties as to the Fairness of the Merger"

    "Special Factors—Purpose and Reasons of the Privet Filing Parties for the Merger"

    "Support Agreement"

    Annex B—Support Agreement

Item 13.    Financial Information

Regulation M-A Item 1010

        (a)    Financial statements.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Other Important Information Regarding the Company—Selected Historical Consolidated Financial Data"

          "Other Important Information Regarding the Company—Ratio of Earnings to Fixed Charges"

          "Other Important Information Regarding the Company—Book Value per Share"

          "Where You Can Find More Information"

        (b)    Pro forma information.    Not applicable.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

        (a) - (b)    Solicitations or recommendations; Employees and corporate assets.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Summary Term Sheet"

          "Questions and Answers About the Special Meeting and the Merger"

          "Special Factors—Background of the Merger"

          "Special Factors—Recommendation of the Board; Fairness of the Merger"

          "Special Factors—Fees and Expenses"

          "The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses"

Item 15.    Additional Information

Regulation M-A Item 1011

        (b)    Golden Parachute Compensation.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

          "Special Factors—Certain Effects of the Merger"

          "Special Factors—Interests of Executive Officers and Directors of the Company in the Merger—Golden Parachute Compensation"

          "The Merger Agreement—The Merger; Merger Consideration"

        The information set forth in Item 1.01 of the Amendment No. 1 8-K is incorporated herein by reference.

        (c)    Other material information.    The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.    Exhibits

Regulation M-A Item 1016

        (a)(1) Definitive Proxy Statement of Hardinge Inc. (the "Proxy Statement") (incorporated herein by reference to the Schedule 14A filed with the SEC on April 16, 2018).

        (a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

        (a)(3) Letter to Hardinge Inc. Shareholders (incorporated herein by reference to the Proxy Statement).

        (a)(4) Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

        (a)(5) Press Release dated February 12, 2018 (filed as Exhibit 99.1 to Hardinge Inc.'s Current Report on Form 8-K, filed February 12, 2018 and incorporated herein by reference).

        (a)(6) Current Report on Form 8-K filed by Hardinge Inc. on May 16, 2018 (incorporated herein by reference).

        (b)(1)* Debt Commitment Letter, dated February 12, 2018, by and among Hardinge Holdings, LLC, Privet Fund Management, LLC, and White Oak Global Advisors, LLC, filed as Exhibit 99.2 to the 13D/A filed by Privet Fund LP on February 16, 2018, and incorporated herein by reference.

        (b)(2)† Amendment to the Debt Commitment Letter, dated February 22, 2018, by and among Hardinge Holdings, LLC, Privet Fund Management, LLC, and White Oak Global Advisors, LLC.

        (c)(1)† Preliminary Discussion Materials of BMO Capital Markets Corp. to the Strategic Alternatives Committee of the Board of Directors of the Company, dated November 1, 2017.

        (c)(2)† Preliminary Discussion Materials of BMO Capital Markets Corp. to the Strategic Alternatives Committee of the Board of Directors of the Company, dated January 25, 2018.

        (c)(3)† Preliminary Discussion Materials of BMO Capital Markets Corp. to the Strategic Alternatives Committee of the Board of Directors of the Company, dated February 5, 2018.

        (c)(4)† Presentation of BMO Capital Markets Corp. to the Strategic Alternatives Committee of the Board of Directors of the Company, dated February 11, 2018.

        (c)(5) Opinion of BMO Capital Markets Corp., dated February 11, 2018 (incorporated herein by reference to Annex C of the Proxy Statement).

        (d)(1) Agreement and Plan of Merger, dated as of February 12, 2018, by and among Hardinge Holdings, LLC, Hardinge Merger Sub, Inc., and Hardinge Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

        (d)(2) Amendment No. 1 to the Agreement and Plan of Merger, dated as of May 16, 2018, by and among Hardinge Holdings, LLC, Hardinge Merger Sub, Inc., and Hardinge Inc. (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Hardinge Inc. on May 16, 2018)

        (d)(3) Support Agreement, dated as of February 12, 2018, by and among Hardinge Inc., Privet Fund LP, and Privet Fund Management LLC (incorporated herein by reference to Annex B of the Proxy Statement).

        (d)(4) Limited Guaranty, dated as of February 12, 2018, by and among Privet Fund LP and Hardinge Inc., filed as Exhibit 99.4 to the 13D/A filed by Privet Fund LP on February 16, 2018 and incorporated herein by reference.

        (f) Not applicable.

        (g) None.

*
Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission by Hardinge Holdings, LLC and Privet Fund Management, LLC pursuant to a request for confidential treatment.

†
These exhibits were previously filed with the SC 13E-3 that was filed on March 5, 2018.

 SIGNATURE

        After due inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

  Dated as of May 16, 2018

HARDINGE INC.
By:	/s/ CHARLES P. DOUGHERTY
	Name:	Charles P. Dougherty
	Title:	President and Chief Executive Officer
PRIVET FUND LP
By:	Privet Fund Management LLC, its General Partner
By:	/s/ RYAN LEVENSON
	Name:	Ryan Levenson
	Its:	Managing Member
PRIVET FUND MANAGEMENT LLC
By:	/s/ RYAN LEVENSON
	Name:	Ryan Levenson
	Its:	Managing Member
PRIVET CAPITAL INVESTMENTS II, LP
By:	Privet Capital Management LLC, its General Partner
By:	/s/ RYAN LEVENSON
	Name:	Ryan Levenson
	Its:	Managing Member

HARDINGE HOLDINGS, LLC
By:	Privet Fund Management LLC, its Manager
By:	/s/ RYAN LEVENSON
	Name:	Ryan Levenson
	Its:	Managing Member
HARDINGE MERGER SUB, INC.
By:	/s/ RYAN LEVENSON
	Name:	Ryan Levenson
	Its:	Chief Executive Officer
RYAN LEVENSON
/s/ RYAN LEVENSON

QuickLinks

  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction, and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects
  Item 8. Fairness of the Transaction
  Item 9. Reports, Opinions, Appraisals and Certain Negotiations
  Item 10. Source and Amounts of Funds or Other Consideration
  Item 11. Interest in Securities of the Subject Company
  Item 12. The Solicitation or Recommendation
  Item 13. Financial Information
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used
  Item 15. Additional Information
  Item 16. Exhibits
SIGNATURE